

February 20, 2014

Via E-mail
Duncan A. Forbes, Mol. III
Chief Executive Officer
Luve Sports, Inc.
Quetzalcoatl 3783
Int. 1 Col. Cd del Sol C.P. 45050
Zapopan, JAL, Mexico

      Re: **Luve Sports, Inc.**
              Amendment No. 3 to Current Report on Form 8-K
              Filed August 20, 2013
              File No. 000-54499

Dear Mr. Forbes:

We issued comments to you on the above captioned filing on September 4, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 6, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318, William Thompson, Accounting Branch Chief, at (202) 551-3344, Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 if you have any questions.

              Sincerely,

              /s/ Dietrich A. King for

              Mara L. Ransom
              Assistant Director